SILVER HORN MINING LTD.
3266 W. Galveston Drive
Apache Junction, Arizona 85120

October 6, 2011

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Horn Mining Ltd.
Withdrawal of Registration Withdrawal

Dear Ms. Breslin and Messrs. Mancuso and Jones:

Reference is made to the Registration Statement on Form S-1 (File No. 333-175743) filed with the Securities and Exchange Commission (the “Commission”) by Silver Horn Mining Ltd. (the “Company”) on July 22, 2011 (the “Registration Statement”) and to Amendment No. 1 to the Registration Statement filed with the Commission on September 26, 2011 (“Amendment No. 1”).  The Registration Statement contained a prospectus to be used in connection with the resale of up to an aggregate of 57,700,000 shares of common stock owned by certain selling shareholders.  Amendment No. 1 contained a prospectus to be used in connection with a public offering by the Company of securities having an aggregate purchase price of up to $10,000,000.

Silver Horn Mining Ltd. (the “Company”) hereby requests that its Rule 477 withdrawal request filed with the Commission on October 4, 2011 be withdrawn.  The Company has not sold any securities in connection with Amendment No. 1 and the selling shareholders have not sold any shares in connection with the Registration Statement.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Harvey Kesner, Esq. at (212) 930-9700.

Sincerely, SILVER HORN MINING LTD.
By:	/s/ Daniel Bleak
	Name:	Daniel Bleak
	Title:	Chief Executive Officer